For Immediate Release 09-34-TC	Date:	October 28, 2009

3Q	RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

TECK REPORTS THIRD QUARTER RESULTS FOR 2009

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced net earnings of $609 million, or $1.07 per share, in the third quarter. Our operating profit before depreciation was approximately $1.0 billion. At October 27, 2009, our cash balance, including restricted cash set aside for the payment of principal and interest on our term loan, was approximately $1.5 billion.

Don Lindsay, President and CEO said, "Our major operations continue to perform well and produced record revenues of $2.1 billion in the third quarter despite coal and zinc prices that were less than 50% of previous highs. Our total debt has now been reduced by $5 billion since we completed the Fording transaction in October 2008. We expect further reductions of approximately $1.1billion upon the completion of previously announced asset sales expected later this year and early 2010.”

Highlights and Significant Items

•

Operating profit before depreciation in the third quarter was approximately $1.0 billion compared with $798 million last year. On a year-to-date basis operating profit before depreciation was $2.6 billion compared with $2.5 billion in 2008.

•	Net earnings in the quarter were $609 million compared with $424 million in the third quarter of 2008. Net earnings on a year-to-date basis were $1.4 billion compared with $1.3 billion last year.

•	EBITDA for the 12 months ended September 30, 2009 was $3.6billion.

•

Earnings from continuing operations before non-recurring items were $337 million and before pricing adjustments were $270 million in the third quarter. Earnings from continuing operations before non-recurring items on a year-to-date basis were $818 million and were $672 million before pricing adjustments.

•

We recorded record revenues in both the third quarter of 2009 and on a year-to-date basis of $2.1 billion and $5.5 billion, respectively. Our copper, coal and zinc business units had higher revenues in the third quarter of 2009 compared to 2008.

•	Our net debt to net-debt-plus-equity ratio at September 30, 2009 was 34%, a significant improvement from the 52% ratio at December 31, 2008.

•

In July, we issued 101.3 million Class B subordinate voting shares to China Investment Corporation, for proceeds of US$1.5 billion and used the net proceeds to retire the outstanding balance of the bridge loan and reduce the balance of the term loan.

•

Since we completed our acquisition of Fording in October 2008, the US$5.81 billion of bridge debt has been paid in full and the US$4 billion of term debt has been reduced to US$2.7 billion. Proceeds from our previously announced asset sale program, including the sale of a one-third interest in the Waneta Dam, the sale of the Morelos gold project, a portion of the future gold production from Carmen de Andacollo and two Turkish gold projects are now expected to total approximately US$1.2 billion. The net proceeds from these sales of US$1.1 billion are expected to be applied against our term debt. Our current cash balance is approximately $1.5 billion.

1 Teck Resources Limited 2009 Third Quarter News Release

•

Certain provisions of the term loan were amended in late October 2009. The most significant amendment allows us to apply non-scheduled payments against the majority of the existing payment schedule on a modified pro rata basis, rather than in inverse order of maturity. Accordingly, we expect that the proceeds from our announced asset sales, assuming they close as expected, will reduce our scheduled term loan payments in each of 2010 and 2011 from approximately US$1.1 billion to approximately US$600 million.

•

In July, we announced the completion of statutory rail rate arbitration proceedings in respect of rates for certain westbound coal shipments that are expected to result in savings of approximately $70 million for the 2009 coal year. In addition, we entered into an agreement that allows us to ship up to 3.5 million tonnes of coal for delivery by Canadian National Railway between Kamloops, BC and the Vancouver area ports through March 1, 2010. This important development provides for a choice of rail carriers for some coal exports from western Canadian mines for the first time that we are aware of.

•

In August, we announced that challenges to the previously granted permits for the water supply arrangements for our Andacollo copper hypogene project may result in delays to the start-up of the project. We now believe that start-up of the project will be delayed into the first quarter of 2010. The length of any delay will depend on the outcome of discussions with authorities and the nature of required changes to Andacollo's water system, if any.

•

At Antamina, a feasibility study to expand mill throughput by 40% to 130,000 tonnes per day by the end of 2011 is currently under review by the Antamina shareholders with a decision expected in the fourth quarter.

2 Teck Resources Limited 2009 Third Quarter News Release

This management’s discussion and analysis is dated as at October 28, 2009 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (Teck) and the notes thereto for the nine months ended September 30, 2009 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2008. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2008, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION”below.

Earnings and Adjusted Earnings*

Net earnings were $609 million, or $1.07 per share, in the third quarter compared with $424 million or $0.95 per share in the same period last year. Net earnings in the third quarter included non-cash foreign exchange translation gains of $311 million on our net debt. Earnings also included positive after-tax pricing adjustments of $67 million from rising base metal prices and an after-tax gain of $27 million ($62 million pre-tax) from the sale of our Pogo gold operation. Partly offsetting these items was a $58 million after-tax asset impairment charge related to our investment in the Fort Hills oil sands project and the write-off of $26 million of previously capitalized debt financing fees as a result of the early repayment of our bridge loan in the quarter.

	Three months ended September 30		Nine months ended September 30
(in millions of dollars)	2009	2008	2009	2008

Net earnings as reported	$609	$424	$1,420	$1,266
Add (deduct):
(Earnings)loss from discontinued operations	(26)	3	(86)	5
Derivative(gains)losses	(16)	(15)	40	(35)
Asset impairment included in equity losses	58	-	71	12
Asset sales and other	(3)	(9)	(184)	(21)
Foreign exchange gains on net debt	(311)	-	(526)	-
Financing items	26	-	113	-
Tax items	-	-	(30)	(11)
Adjusted net earnings	337	403	818	1,216
Negative (positive) pricing adjustments (note 1)	(67)	126	(146)	59

Comparative net earnings	$270	$529	$672	$1,275

(1)	See FINANCIAL INSTRUMENTS AND DERIVATIVES section for further information.

_________________________

*

Our financial results are prepared in accordance with Canadian GAAP (GAAP). This news release refers to adjusted net earnings, comparative net earnings, operating profit and operating profit before depreciation and pricing adjustments, which are not measures recognized under GAAP in Canada or the United States and do not have a standardized meaning prescribed by GAAP. For adjusted net earnings and comparative net earnings, we adjust net earnings as reported to remove the effect of unusual and/or non-recurring transactions in these measures. Operating profit is revenues less operating expenses and depreciation and amortization. Operating profit before depreciation and pricing adjustments is operating profit with depreciation, amortization and pricing adjustments added or deducted as appropriate. Pricing adjustments are described under the heading “Average Commodity Prices and Exchange Rates” below. These measures may differ from those used by, and may not be comparable to such measures as reported by other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to shareholders.

3 Teck Resources Limited 2009 Third Quarter News Release

Business Unit Results

Our third quarter and year-to-date business unit results are presented in the tables below:

Three Months ended September 30
(in millions of dollars)	Revenues		Operating profit before depreciation and pricing adjustments		Operating profit
	2009	2008	2009	2008	2009	2008

Copper	$642	$522	$308	$452	$298	$200
Coal	869	600	389	362	236	350
Zinc	620	618	165	192	160	129
Total	$2,131	$1,740	$862	$1,006	$694	679

Nine Months ended September 30
(in millions of dollars)	Revenues		Operating profit before depreciation and pricing adjustments		Operating profit
	2009	2008	2009	2008	2009	2008

Copper	$1,497	$2,011	$663	$1,347	$639	$1,096
Coal	2,697	1,365	1,423	710	1,059	674
Zinc	1,313	1,679	306	503	259	383
Total	$5,507	$5,055	$2,392	$2,560	$1,957	2,153

Operating profit from our copper business unit was $298 million in the third quarter after recording $72 million of positive pricing adjustments. This compares with an operating profit of $200 million in the third quarter of 2008 after negative pricing adjustments of $187 million. Our operating profit, before the pricing adjustments, was lower in the third quarter of 2009 primarily due to copper prices that were 24% lower in the third quarter than in the same period last year.

Operating profit from our coal business unit was $236 million in the quarter compared with $350 million in the third quarter of 2008. Our results in the third quarter reflect our 100% ownership interest in Teck Coal compared with a 40% direct interest last year. Coal sales volumes improved from the previous two quarters and were 5.7 million tonnes in the third quarter compared with 6.0 million tonnes (on a 100% basis) last year. Despite our increased ownership interest, operating profits were negatively affected by significantly reduced realized coal prices, which averaged C$152 (US$137) per tonne in the third quarter compared with C$252 (US$245) per tonne last year. The lower coal price reflects the lower contracted price settlement for the 2009 coal year that commenced April 1, 2009.

Operating profit from our zinc business unit was $160 million in the third quarter after recording $35million of positive pricing adjustments. This compares with an operating profit of $129 million after the impact of $21 million of negative pricing adjustments in the third quarter of 2008. Lower sales from our Red Dog mine due to timing of shipments and lower refined zinc volumes from Trail as a result of production curtailments reduced operating profits before the pricing adjustments. At the beginning of September, Trail operations returned to full refined zinc production of 25,000 tonnes per month after operating at a curtailed rate of approximately 20,000 tonnes per month since December, 2008.

As a result of the sale of our Hemlo and Pogo gold operations, the results from these two operations are included in discontinued operations. In early July, we completed the sale of our interest in the Pogo mine for US$255 million, and recorded an after-tax gain of $27 million.

4 Teck Resources Limited 2009 Third Quarter News Release

Revenues

Revenues from operations were $2.1 billion in the third quarter compared with $1.7 billion a year ago. Revenues from coal operations increased by $269 million, with the increase primarily attributable to the higher sales volumes resulting from our increased ownership in Teck Coal, partially offset by significantly lower realized coal prices. Revenues from copper and zinc increased by $122million, as revenues from our base metal operations in the third quarter were affected by positive pricing adjustments compared with significant negative adjustments last year.

Average Metal Prices and Exchange Rates*

	Three months ended			Nine months ended
	September 30			September 30
	2009	2008	% Change	2009	2008	% Change

Copper (LME Cash - US$/pound)	2.65	3.48	-24%	2.12	3.62	-41%
Coal (realized - US$/tonne)	137	245	-44%	164	183	-10%
Zinc (LME Cash - US$/pound)	0.80	0.80	-%	0.67	0.95	-29%
Silver (LME PM fix – US$/ounce)	15	15	-%	14	17	-18%
Molybdenum (published price - US$/pound)	15	34	-56%	11	33	-67%
Lead (LME Cash - US$/pound)	0.87	0.87	-%	0.70	1.08	-35%
Cdn/U.S. exchange rate (Bank of Canada)	1.10	1.04	+6%	1.17	1.02	+15%

* The average commodity prices disclosed above are provided for information only. Our actual revenues are determined using commodity prices and other terms and conditions specified in our various sales contracts with our customers. The molybdenum price is the major supplier selling price published in Platts Metals Week.

Sales of metals in concentrate are recognized in revenue on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs upon shipment. However, final pricing is typically not determined until a subsequent date, often in the following quarter. Accordingly, revenue in a quarter is based on current prices for sales occurring in the quarter and ongoing pricing adjustments from sales that are still subject to final pricing. These pricing adjustments result in additional revenues in a rising price environment and reductions to revenue in a declining price environment. The extent of the pricing adjustments also takes into account the actual price participation terms as provided in the concentrate sales agreements. In the third quarter we had positive pricing adjustments of $107 million ($67 million after non-controlling interests and taxes) compared with negative adjustments of $208 million ($126million after non-controlling interests and taxes) last year. The amount consists of $28 million of pricing adjustments on sales from the previous quarter and $79 million on sales that were initially recorded at the average price for the month of shipment and subsequently revalued at quarter end forward curve prices.

At June 30, 2009 outstanding receivables included 88 million pounds of copper provisionally valued at an average of US$2.31 per pound and 118 million pounds of zinc provisionally valued at an average of US$0.71 per pound. During the third quarter, 82 million pounds of copper included in the June 30, 2009receivables were settled at an average final price of US$2.62 per pound and 118 million pounds of zinc were settled at an average final price of US$0.76per pound, resulting in positive after-tax pricing adjustments of C$17 million ($28million before tax) in the quarter. Positive after-tax pricing adjustments on current quarter sales were C$50 million.

At September 30, 2009, outstanding receivables included 113 million pounds of copper provisionally valued at an average of US$2.78 per pound, 173 million pounds of zinc provisionally valued at an average of US$0.87 per pound and 65 million pounds of lead provisionally valued at an average of US$1.03 per pound.

5 Teck Resources Limited 2009 Third Quarter News Release

Cash Flow from Operations

Cash flow from operations, before changes in non-cash working capital items, was $584 million in the third quarter, similar to $591 million in the same period last year. Increased cash flow from our coal business unit, before depreciation, was offset by higher interest charges. Our coal business unit had lower operating profits on a 100% basis, but our increased ownership resulted in slightly higher cash flow accruing to us. A reduction of non-cash working capital items provided $136 million as a source of cash in the third quarter, as the seasonal draw-down of concentrate inventories at Red Dog were partly offset by increased receivable balances at our coal business unit. This compares with a $267 million reduction in non-cash working capital items in the same period last year primarily due to lower receivable balances at the end of the quarter as a result of declining metal prices.

BUSINESS UNIT RESULTS

The table below shows our share of production and sales of our major commodities.

	Units (000's)	Production				Sales
		Third Quarter		Year-to-date		Third Quarter		Year-to-date
		2009	2008	2009	2008	2009	2008	2009	2008
Principal products

Copper (note 1 and 2)	tonnes	50	53	150	152	58	52	155	150
Copper Cathode (note 2)	tonnes	26	26	79	79	28	27	73	79
		76	79	229	231	86	79	228	229

Coal (note 3)
Direct share	tonnes	5,331	2,152	13,576	7,110	5,708	2,383	14,399	7,316
Indirect share	tonnes	-	645	-	2,133	-	715	-	2,195
		5,331	2,797	13,576	9,243	5,708	3,098	14,399	9,511

Refined zinc	tonnes	56	69	174	205	59	64	179	206
Zinc (note 1 and 4)	tonnes	182	168	522	514	191	224	439	479

Major by-products

Molybdenum (note 1)	pounds	1,890	1,723	5,594	5,092	2,068	1,624	5,718	5,434

Refined lead	tonnes	19	18	57	64	19	20	56	65

Lead (note 1)	tonnes	32	31	96	105	72	81	73	89

(1)	Production and sales volumes of base metals refer to metals contained in concentrate.
(2)

We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements.

(3)

The direct share of coal production included our 40% proportionate share of production from Teck Coal until October 30, 2008 prior to our acquisition of Fording and 100% thereafter. The indirect share of coal production was the pro rata share of production represented by our 19.95% interest in units of Fording.

(4)	The Lennard Shelf zinc mine ceased production in August 2008 and the Pend Oreille zinc mine was placed on care and maintenance in February 2009.

6 Teck Resources Limited 2009 Third Quarter News Release

REVENUES AND OPERATING PROFIT

QUARTER ENDED SEPTEMBER 30

Our revenue, operating profit before depreciation and pricing adjustments and operating profit by business unit are summarized in the table below:

( in millions)	Revenues		Operating profit (loss) ore depreciation, amortization and pricing adjustments		Operating profit (loss) (note 2)
	2009	2008	2009	2008	2009	2008

Copper
Highland Valley Copper	$259	$193	$108	$182	$124	$87
Antamina	166	121	88	133	112	58
Quebrada Blanca	147	149	80	98	45	48
Carmen de Andacollo	26	38	14	30	4	17
Duck Pond	44	21	18	9	13	(10)
	642	522	308	452	298	200

Coal (note 1)	869	600	389	362	236	350

Zinc
Trail	298	317	36	50	23	37
Red Dog	367	317	129	147	138	105
Other	14	27	3	(6)	2	(14)
Inter-segment sales	(59)	(43)	(3)	1	(3)	1
	620	618	165	192	160	129

TOTAL	$2,131	$1,740	$862	$1,006	$694	$679

(1)

On October 30, 2008, we completed the acquisition of Fording’s assets which increased our direct ownership interest in Teck Coal from 40% to 100%. The results summarized in the above table reflect our increased ownership from October 30, 2008.

(2)	After depreciation, amortization and pricing adjustments.

7 Teck Resources Limited 2009 Third Quarter News Release

REVENUES AND OPERATING PROFIT

NINE MONTHS ENDED SEPTEMBER 30

Our revenue, operating profit before depreciation and pricing adjustments and operating profit by business unit are summarized in the table below:

($ in millions)	Revenues		Operating profit (loss) before depreciation, amortization and pricing adjustments		Operating profit (loss) (note 2)
	2009	2008	2009	2008	2009	2008

Copper
Highland Valley Copper	$599	$722	$214	$497	$270	$436
Antamina	430	567	226	431	278	383
Quebrada Blanca	318	510	162	295	69	212
Carmen de Andacollo	71	126	36	83	4	59
Duck Pond	79	86	25	41	18	6
	1,497	2,011	663	1,347	639	1,096

Coal (note 1)	2,697	1,365	1,423	710	1,059	674

Zinc
Trail	871	1,160	106	191	67	153
Red Dog	552	584	206	303	199	242
Other	39	102	3	(1)	2	(22)
Inter-segment sales	(149)	(167)	(9)	10	(9)	10
	1,313	1,679	306	503	259	383

TOTAL	$5,507	$5,055	$2,392	$2,560	$1,957	$2,153

(1)

On October 30, 2008, we completed the acquisition of Fording’s assets which increased our direct ownership interest in Teck Coal from 40% to 100%. The results summarized in the above table reflect our increased ownership from October 30, 2008.

(2)	After depreciation, amortization and pricing adjustments.

8 Teck Resources Limited 2009 Third Quarter News Release

COPPER

Highland Valley Copper (97.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Tonnes milled (000's)	10,640	11,634	32,645	33,017

Copper
Grade (%)	0.32	0.32	0.31	0.31
Recovery (%)	89.0	83.0	86.4	83.5
Production (000's tonnes)	30.0	30.5	87.6	85.2
Sales (000's tonnes)	33.9	30.8	89.6	84.6

Molybdenum
Production (million pounds)	1.5	0.9	4.5	2.6
Sales (million pounds)	1.7	0.9	4.5	2.7

Cost of sales ($ millions)
Operating costs	$ 103	$ 86	$ 255	$ 230
Distribution costs	$ 9	$ 8	$ 23	$ 22
Depreciation and amortization	$ 23	$ 12	$ 51	$ 34

Operating Profit ($ millions)
Before depreciation	$ 147	$ 100	$ 321	$ 470
After depreciation	$ 124	$ 87	$ 270	$ 436

Highland Valley Copper’s operating profit, before positive pricing adjustments, was $85million in the third quarter compared with $169million a year ago. Positive pricing adjustments of $39 million were recorded in the quarter compared with $82 million of negative price adjustments last year.

Copper production of 30,000 tonnes in the third quarter was similar to last year. Lower mill throughput due to ore hardness was offset by improved mill recoveries as a result of processing less clay-bearing ores. Molybdenum production increased to 1.5 million pounds in the third quarter compared with 900,000 pounds last year as a result of mining higher grade sections of the Valley pit.

Operating costs increased to $103 million in the third quarter compared with $86 million a year ago, primarily due to higher sales volumes and higher costs associated with increased waste movement. Depreciation increased substantially to $23 million as capitalized waste stripping costs related to the mine extension are now being amortized.

As previously announced, certain geotechnical issues have been identified which will restrict access to ore in the Valley pit for the next 18 to 24 months. The shortfall is expected to be partially made up with lower grade ore from the Lornex and Highmont pits. Although the mill is expected to run at full capacity, the blend of ores available will have lower grades, throughput rates and recovery. We expect that Highland Valley’s copper production will be approximately 115,000 to 120,000 tonnes in 2009.

9 Teck Resources Limited 2009 Third Quarter News Release

Geotechnical assessments completed to date indicate remedial actions could include approximately 80 million tonnes of additional stripping above the east wall before release of the 2013 extension ore, now expected in the second half of 2011. Final remedial designs and a new life-of-mine plan are expected to be completed by the end of the fourth quarter of 2009 after current geotechnical assessments are complete.

In early October, Highland Valley received permitting approval for a new zone in the Valley pit which includes 36 million tonnes of low grade ore not previously in the mine plan. The zone will be mined in conjunction with the west wall stripping currently underway, and is expected to help address the short term ore supply constraints in the Valley pit while the geotechnical issues are being resolved.

10 Teck Resources Limited 2009 Third Quarter News Release

Antamina (22.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Tonnes milled (000's)
Copper-only ore	4,342	4,870	12,020	13,712
Copper-zinc ore	3,979	3,263	12,591	8,668

	8,321	8,133	24,611	22,380
Copper (note 1)
Grade (%)	1.10	1.15	1.17	1.25
Recovery (%)	81.6	87.6	81.8	89.3
Production (000's tonnes)	74.6	87.1	234.5	255.8
Sales (000's tonnes)	78.8	82.0	241.6	247.7

Zinc (note 1)
Grade (%)	3.06	3.60	2.92	3.65
Recovery (%)	86.1	83.6	83.5	86.1
Production (000's tonnes)	109.6	95.8	310.6	264.8
Sales (000's tonnes)	107.5	92.3	295.0	252.8

Molybdenum
Production (million pounds)	1.5	3.4	4.7	11.0
Sales (million pounds)	1.7	3.2	5.3	12.1

Cost of sales (US$ millions)
Operating costs	$ 105	$ 112	$ 311	$ 323
Distribution costs	$ 26	$ 44	$ 73	$ 117
Royalties and other costs (note 2)	$ 53	$ 28	$ 111	$ 160
Depreciation and amortization	$ 25	$ 38	$ 74	$ 105

Our 22.5% share of operating profit ($ millions)
Before depreciation	$ 117	$ 66	$ 295	$ 405
After depreciation	$ 112	$ 58	$ 278	$ 383

(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
(2)	In addition to royalties paid by Antamina, we also pay a royalty in connection with the acquisition of our interest in Antamina equivalent to 7.4% of our share of cash flow distributed by the mine.

Our 22.5% share of Antamina’s operating profit, before positive pricing adjustments, was $82 million in the third quarter compared with $125 million in the same period last year. Our share of positive pricing adjustments in the third quarter was $30 million compared with $67 million of negative price adjustments in the same period a year ago.

11 Teck Resources Limited 2009 Third Quarter News Release

Tonnes milled in the third quarter increased slightly compared with a year ago, despite the higher mix of harder copper-zinc ores processed, and consisted of 52% copper-only ore and 48% copper-zinc ore. This compares with 60% and 40%, respectively, in the same period a year ago. The lower proportion of copper-only ore and lower mill recoveries in the quarter resulted in copper production of 74,600 tonnes in the third quarter, a 14% decline over a year ago. Conversely, zinc production increased by 14% to 109,600 tonnes due to the higher proportion of copper-zinc ore processed in the quarter.

Operating costs in the third quarter decreased slightly due to reduced consumption of major consumables, including power and fuel. Distribution costs declined substantially due to new shipping contracts entered into at very favorable rates, while royalty costs almost doubled to $53 million as a result of higher operating earnings in the quarter this year.

A feasibility study to expand mill throughput by 40% to 130,000 tonnes per day by the end of 2011 is currently under review by the Antamina shareholders with a decision expected in the fourth quarter.

12 Teck Resources Limited 2009 Third Quarter News Release

Quebrada Blanca (76.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Tonnes placed (000's)
Heap leach ore	1,704	2,080	5,588	5,707
Dump leach ore	3,384	3,187	7,588	7,769

	5,088	5,267	13,176	13,476
Grade (TCu%) (note 1)
Heap leach ore	1.05	1.25	1.15	1.28
Dump leach ore	0.52	0.49	0.53	0.57

Production (000's tonnes)
Heap leach ore	15.5	16.2	46.9	48.2
Dump leach ore	6.0	5.1	18.0	15.5

	21.5	21.3	64.9	63.7

Sales (000's tonnes)	23.8	21.4	59.3	63.4

Cost of sales (US$ million)
Operating costs	$ 55	$ 65	$ 124	$ 179
Inventory adjustments (note 2)	$ -	$ 4	$ -	$ 37
Distribution costs	$ 2	$ 3	$ 6	$ 7
Depreciation and amortization	$ 34	$ 26	$ 82	$ 70

Operating profit ($ millions) (note 3)
Before depreciation	$ 82	$ 75	$ 165	$ 283
After depreciation	$ 45	$ 48	$ 69	$ 212

(1)	TCu% is the percent assayed total copper grade.
(2)

Inventory adjustments consist of mark-to-market adjustments of work in process inventory at the time of the acquisition of the mine in August 2007, which were charged to earnings as the inventory was sold.

(3)	Results do not include a provision for the non-controlling interests’ 23.5% share of Quebrada Blanca.

Quebrada Blanca’s operating profit, before pricing adjustments, was $43 million compared with $71 million in the third quarter of 2008. Positive pricing adjustments were $2 million in the quarter compared with negative pricing adjustments of $23 million last year.

Copper production in the third quarter of 21,500 tonnes was similar to last year. Sales volumes of 23,800tonnes in the third quarter were 11% higher than the same period last year due to the timing of shipments.

Operating costs in the third quarter, before changes in inventory, were US$48 million compared with US$66 million a year ago as a result of reduced maintenance costs, lower fuel, sulphuric acid and other consumable costs. Quebrada Blanca is also realizing the benefits of operating its power house more efficiently which has partially reduced the need to purchase power from significantly higher priced third party sources.

During the second quarter pre-feasibility work was commenced on the Quebrada Blanca hypogene project. Work is expected to continue throughout the second quarter of 2010.

13 Teck Resources Limited 2009 Third Quarter News Release

Carmen de Andacollo (90%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Tonnes placed (000's)
Heap leach ore	987	935	2,825	2,788
Dump leach ore	178	179	778	444

	1,165	1,114	3,603	3,232
Grade (TCu%) (note 1)
Heap leach ore	0.48	0.65	0.58	0.65
Dump leach ore	0.25	0.31	0.29	0.27

Production (000's tonnes)
Heap leach ore	3.0	4.2	11.1	11.9
Dump leach ore	1.0	1.0	2.9	3.7

	4.0	5.2	14.0	15.6

Sales (000's tonnes)	4.2	5.3	13.2	15.6

Cost of sales (US$ million)
Operating costs	$ 10	$ 12	$ 27	$ 35
Inventory adjustments (note 2)	$ -	$ -	$ -	$ 8
Distribution costs	$ -	$ 1	$ 2	$ 2
Depreciation and amortization	$ 9	$ 8	$ 28	$ 21

Operating profit ($ millions) (note 3)
Before depreciation	$ 14	$ 25	$ 37	$ 80
After depreciation	$ 4	$ 17	$ 4	$ 59

(1)	TCu% is the percent assayed total copper grade.
(2)

Inventory adjustments consist of mark-to-market adjustments of work in process inventory at the time of the acquisition of the mine in August 2007, which were charged to earnings as the inventory was sold.

(3)	Results do not include a provision for the non-controlling interests’ 10% share of Andacollo.

Andacollo’s operating profit was $4 million after minimal pricing adjustments in the third quarter compared with $17 million after negative pricing adjustments of $5 million in the third quarter of 2008. The decline in operating profit was primarily due to a lower average copper price and lower sales volumes.

Copper production of 4,000 tonnes in the third quarter was consistent with the current mine plan, but 23% lower than a year ago as the mine is transitioning from mining the supergene deposit to the primary hypogene zone scheduled for commissioning in the first quarter of 2010.

Sales volumes in the third quarter were similar to production levels, but 21% lower than the same period last year, reflecting the reduced production levels.

The development of Andacollo’s concentrate project is progressing, with commissioning scheduled for the first quarter of 2010 and achievement of design capacity over the following six months. The development consists of the construction of a 55,000 tonne per day concentrator and tailings facility and is expected to produce 80,000 tonnes of copper and 55,000ounces of gold in concentrate annually over the first 10 years of the project. The

14 Teck Resources Limited 2009 Third Quarter News Release

capital cost forecast for the project is US$425 million, of which US$383 million has been spent from inception to September 30, 2009.

Challenges to the previously granted permits for the water supply for the hypogene project are expected to result in delays to the start-up of the project. We are in dialogue with national and regional authorities to resolve the issue. We have contingency plans for alternate water supply and are now proceeding with them to mitigate our risk. Due to the status of these permits, we believe that start-up of the hypogene project will be delayed until the first quarter of 2010. The length of any delay will depend on the outcome of discussions with authorities and the nature of required changes to Andacollo's water system, if any.

On April 6, 2009, Andacollo announced the sale of an interest in future gold production from the Andacollo mine to Royal Gold, Inc. (“Royal Gold”). Proceeds to Andacollo are expected to be US$218 million and 1.2 million common shares of Royal Gold. Royal Gold will be entitled to payment based on 75% of the payable gold produced until total cumulative production reaches 910,000 ounces of gold, and 50% thereafter. The proposed sale is not expected to close until after the permitting issues are resolved. Andacollo and Royal Gold have agreed to extend the outside date for the closing of that transaction to January 29, 2010.

Duck Pond (100%)

Duck Pond’s operating profit was $13million in the third quarter compared with an operating loss of $10 million in the same period last year. Copper and zinc production in the quarter was 3,300tonnes and 6,000tonnes, respectively, compared with 3,100 tonnes and 4,000 tonnes in the same period last year.

15 Teck Resources Limited 2009 Third Quarter News Release

COAL

Teck Coal Partnership (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Production (000's tonnes)	5,331	5,378	13,576	17,774

Sales (000's tonnes)	5,708	5,957	14,399	18,290

Average sale price
US/tonne	$ 137	$ 245	$ 164	$ 183
C/tonne	$ 152	$ 252	$ 187	$ 187

Operating expenses (C$/tonne)
Cost of product sold	$ 54	$ 61	$ 56	$ 51
Transportation	$ 30	$ 41	$ 33	$ 39
Depreciation and amortization	$ 27	$ 5	$ 25	$ 5

Our share of operating profit ($ millions) (note 1)
Before depreciation	$ 389	$ 362	$ 1,423	$ 710
After depreciation	$ 236	$ 350	$ 1,059	$ 674

(1)	Results of Teck Coal represent our 100% direct interest commencing October 30, 2008 and 40% prior to that date.

On October 30, 2008, we acquired all the assets of Fording, which consisted of Fording’s 60% interest in Teck Coal (formerly Elk Valley Coal Partnership). The transaction increased our interest in the partnership from an effective interest of 52% to a 100% interest. We began to fully consolidate the results of Teck Coal on October 30, 2008.

Coal production levels, which were reduced in the first half of 2009 as a result of reduced demand from customers, increased in the third quarter to the same level as the third quarter of 2008. Where possible, previously planned temporary production shutdowns were cancelled or reduced in length in order to meet increased demand.

Sales volumes of 5.7 million tonnes for the third quarter, which were constrained by our clean coal inventory levels early in the quarter, reflect strong demand in China for seaborne coking coal and increased deliveries to our traditional contract customers in Asia. Customers in Asia are expected to account for approximately three quarters of our 2009 calendar year sales volume. Historically, Asia represented about half of our sales volume.

The average U.S. dollar selling prices in the third quarter were lower when compared with the same quarter in 2008, which primarily reflects the lower contract price settlements for the 2009 coal year that commenced April 1, 2009. During the third quarter of 2009, approximately 0.7 million tonnes of carryover tonnage was delivered at the higher 2008 contract prices. In addition, we agreed to settle the unfulfilled 2008 carryover obligations of several European customers in exchange for lump sum cash payments to us totalling $56 million. This amount was recorded as other income in the third quarter.We have contracted with our traditional customers for annual tonnages that more closely match their requirements and buying patterns. The trend towards increased spot sales continued in the third quarter, with approximately 0.7 million tonnes sold at prevailing spot market prices.

16 Teck Resources Limited 2009 Third Quarter News Release

The decrease in unit cost of product sold for the third quarter compared with the same quarter in 2008 primarily reflects lower strip ratios and reduced diesel fuel prices. Additional stripping of waste during the first half of 2009, when production levels were much lower, benefitted strip ratios and unit costs in the third quarter.

The decrease in unit transportation costs for the third quarter compared with the same quarter in 2008 reflects lower contractual rail rates with Canadian Pacific Railway for the westbound transportation of coal from our five British Columbia mine sites as well as lower port loading costs, which are variable in part with average selling prices.

The increases in depreciation and amortization expense when compared to 2008, reflect our acquisition of Fording’s interest in Teck Coal and the resultant higher cost base of our operating assets.

We now expect 2009 coal sales to be in the range of 19.5 to 20.5 million tonnes. We expect our thermal and PCI coal sales to comprise approximately 13% of our total sales volume for the 2009 calendar year and approximately 10% for the 2009 coal year, which is consistent with our expected long-term average thermal and PCI sales mix of 10%.

We have completed 2009 coal year price negotiations with all of our traditional customers, with pricing consistent with previously announced settlements at US$128 per tonne for our highest quality coal products. We expect our average realized selling price for the 2009 calendar year to be in the range of US$155 to US$158 per tonne.

Unit cost of product sold for the 2009 calendar year is expected to be in the range of $54 to $56 per tonne. Unit transportation costs for calendar 2009 are expected to be in the range of $31 to $32 per tonne. Unit transportation costs include the impact of ocean freight on Chinese spot sales, which are made inclusive of the cost to transport the coal from the Vancouver ports to the Chinese coast. This trend towards increased sales made inclusive of ocean freight increases the volatility and reduces the predictability of our average selling prices and our unit transportation costs as a result of fluctuations in ocean freight rates.

The union labour agreement for our Line Creek Operations expired on June 1, 2009 and we are in the process of negotiating a new agreement.

17 Teck Resources Limited 2009 Third Quarter News Release

ZINC

Trail (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Metal production
Zinc (000's tonnes)	55.8	69.3	173.5	204.5
Lead (000's tonnes)	19.0	18.2	57.1	64.3

Metal sales
Zinc (000's tonnes)	58.8	64.1	179.1	205.7
Lead (000's tonnes)	18.7	20.2	55.7	65.1

Power
Surplus power sold (GW.h )	341	308	1,041	811
Power price (US$/MW.h)	32	62	28	65

Cost of sales ($ millions)
Concentrates	$ 165	$ 161	$ 466	$ 636
Operating costs	$ 77	$ 82	$ 230	$ 258
Distribution costs	$ 20	$ 23	$ 69	$ 75
Depreciation and amortization	$ 13	$ 13	$ 39	$ 38

Operating profit ($ millions) before depreciation
Metal operations	$ 25	$ 31	$ 75	$ 140
Power sales	$ 11	$ 19	$ 31	$ 51
	$ 36	$ 50	$ 106	$ 191
Operating profit ($ millions) after depreciation
Metal operations	$ 15	$ 22	$ 46	$ 112
Power sales	$ 8	$ 15	$ 21	$ 41
	$ 23	$ 37	$ 67	$ 153

Operating profit at Trail’s metal operations declined to $15 million in the third quarter compared with $22 million in the same period last year due to lower sales volumes. Metals operating profit was also negatively affected by significant declines in prices for sulphur and specialty metal products. Curtailments of refined zinc production, which began in late 2008, continued through to the end of August to better match production to market conditions. Commencing in September, Trail began the process of returning to full refined zinc production and this was achieved at the end of the quarter.

Power operating profits were significantly lower at $8 million in the third quarter compared with $15 million last year due to a sharp decline in power prices, partly offset by higher sales volumes as a result of the zinc production curtailment.

On June 17, 2009 we entered into an agreement with BC Hydro regarding the proposed sale of a one-third interest in the Waneta Dam for $825 million. The transaction is subject to the receipt of certain third party consents and necessary regulatory approvals. We expect the sale to close in the first quarter of 2010.

18 Teck Resources Limited 2009 Third Quarter News Release

Upper Columbia River Basin (Lake Roosevelt)

Teck American continued work to fulfill its obligations under the settlement agreement reached with the United States and the EPA in June 2006 to complete a remedial investigation and feasibility study of the Upper Columbia River (“RI/FS”). Work plans initiated in the third quarter of 2009 which will continue into the fourth quarter, included sampling of beaches, surface water and fish.

In addition, discovery and motion proceedings continue in the Lake Roosevelt litigation in the Federal District Court for the Eastern District of Washington. The first phase of the case, dealing with liability under CERCLA for cost recovery and natural resource damages, is scheduled to be tried in October 2010.

19 Teck Resources Limited 2009 Third Quarter News Release

Red Dog (100%)

Operating results at the 100% level are summarized in the followingtable:

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Tonnes milled (000's)	890	784	2,499	2,308

Zinc
Grade(%)	20.6	19.9	20.9	20.5
Recovery(%)	82.3	84.9	82.6	84.5
Production(000'stonnes)	150.8	131.5	431.2	400.0
Sales(000'stonnes)	162.1	184.0	350.2	363.7

Lead
Grade(%)	5.8	5.7	5.7	6.4
Recovery(%)	61.7	65.7	66.7	65.4
Production(000'stonnes)	31.8	29.2	95.1	96.5
Sales(000'stonnes)	71.8	77.4	71.8	80.2

Cost of sales (US$ millions)
Operatingcosts	$ 85	$ 80	$ 136	$ 125
Distributioncosts	$ 38	$ 47	$ 73	$ 79
Royalties(NANAandState)	$ 62	$ 54	$ 58	$ 89
Depreciationandamortization	$ 24	$ 24	$ 44	$ 43

Operating profit ($ millions)
Beforedepreciation	$ 164	$ 130	$ 249	$ 285
Afterdepreciation	$ 138	$ 105	$ 199	$ 242

Red Dog’s operating profit, before pricing adjustments, was $103 million in the third quarter compared with $124 million in the same period last year. Positive pricing adjustments were $35 million in the third quarter compared with $19 million of negative pricing adjustments in the third quarter of 2008. The decline in operating profit before pricing adjustments was due to lower sales volumes of zinc and lead as a result of the timing of shipments.

Mill throughput in the third quarter increased by 106,000 tonnes, or 14% compared with the same period a year ago as a result of a series of site-driven performance improvement initiatives. Consequently zinc production increased to 150,800 tonnes in the third quarter compared with 131,500 tonnes last year.

Red Dog’s 2009 shipping season commenced on July 3, and was completed on October 18, 2009 following the shipment of 1,025,000 tonnes of zinc concentrate and 221,000 tonnes of lead concentrate. This is compared with shipments of 920,000 tonnes of zinc and 247,000 tonnes of lead concentrate for the 2008 shipping season. Metals in concentrate available for sale from October 1, 2009 to the beginning of next year’s shipping season are approximately 434,000 tonnes of zinc in concentrate and 49,000 tonnes of lead in concentrate. Zinc and lead sales volumes in the fourth quarter are estimated to be approximately 210,000 tonnes and 46,000 tonnes, respectively.

The Supplemental Environmental Impact Statement (“SEIS”) for the Aqqaluk deposit, the next ore body scheduled to be developed at the Red Dog mine, was approved by the United States Environmental Protection

20 Teck Resources Limited 2009 Third Quarter News Release

Agency (“EPA”) on October 9, 2009. After a waiting period for the EIS that concludes on November 9, 2009, the EPA is expected to renew the Red Dog water discharge permit. In addition to the discharge permit, Teck will require a permit from the U.S. Army Corps of Engineers (“Corps”), the issuance of which is anticipated after November 28, 2009. The SEIS, the discharge permit, and the Corps permit are all subject to appeal by any of the numerous parties which commented on the permits during the public comment period. We have been working with the public agencies involved and with the entities which made comment to address any concerns they had raised. While we believe that the regulatory process has been robust and appropriate, there can be no assurance that an appeal of the SEIS or the permits will not delay the development of Aqqaluk. We are developing contingency plans in order to minimize any potential disruption to the operation from any appeal.

ENERGY

Fort Hills Project

The timing of a final investment decision on the Fort Hills oil sands project remains uncertain, pending both improvements in commodity prices and financial markets and the completion of a project review by Suncor, the operator and 60% owner. Spending on the project has been significantly reduced and the workforce downsized to reflect the lower level of activity. The Fort Hills site has been placed on care and custody during the third quarter. Suncor has provided a forecast project spending estimate of $33 million for 2010, of which our share is expected to be $9 million compared with our $320 million share in 2009, assuming the project remains on care and custody during 2010 and some regulatory work is carried forward.

In the third quarter we recorded an equity loss of $58 million from our Fort Hills oil sands investment as a result of the deferral of the upgrading portion of the project. Current economic conditions have increased the uncertainty around the probability of realizing future benefits from the costs incurred to engineer and design the upgrader and accordingly an asset impairment charge has been recorded. Including amounts recognized in a prior period, the charge for the third quarter fully writes down our 20% equity share of the previously capitalized cost for the upgrader, including all related contract cancellation charges.

Frontier and Equinox Projects

The operational phase of the pilot plant test work to support the design assumptions used for both the Equinox and Frontier oil sands projects was completed during the third quarter. Data analysis has commenced and is expected to be finalized in the first half of 2010. Engineering studies have started on the Frontier Project which will include an option of developing Equinox as a satellite operation. The results of this work are expected in late 2010 and will be compared to the draft Design Basis Memorandum study for Equinox as a standalone project. The joint venture continues to advance the projects through the permitting process.

Other Oil Sand Leases

During the 2009 winter drilling season 54 core holes were completed in the Lease 421 Area, bringing the total core holes completed to 59. Preliminary results indicate 49 of the core holes contain prospective oil sands that range in thickness from 10 to 40 metres (averaging 19 metres) with overburden thicknesses ranging from 17 to 68 metres (averaging 39 metres). Results from the core analysis for the 2009 wells are expected to be available in the fourth quarter of 2009.

GOLD

During the year, and in accordance with our announced intentions, we have sold our interest in our operating gold mines consisting of the Hemlo and Pogo mines. Our 40% interest in the Pogo mine sold in the third quarter to our partners at Pogo, Sumitomo Metal Mining and Sumitomo Corporation, for proceeds of US$255 million resulting in a pre-tax gain on sale of $62 million. Gains on the sale of these properties and their operating results are now included in discontinued operations on our statement of earnings.

21 Teck Resources Limited 2009 Third Quarter News Release

We continue our program of disposing of gold related assets, with a number of transactions pending. These include our Morelos project in Mexico and our Agi Dagi and Kirazli projects in Turkey.

In August, we entered into an agreement to sell our indirect 78.8% interest in the Morelos gold project in to Gleichen Resources Ltd. for US$150 million in cash plus common shares that will constitute 4.9% of Gleichen’s issued and outstanding shares at closing. Completion of the transaction is subject to a financing condition in favour of Gleichen and to other customary conditions. The sale is expected to close in the fourth quarter.

In September, we entered into a memorandum of understanding with our partners, Fronteer Development Group Inc. and Alamos Gold Incorporated to sell the Agi Dagi and Kirazli projects to Alamos. Alamos will pay US$40 million and issue four million shares to us and Fronteer in connection with the transaction. Closing is subject to execution of definitive agreements and customary conditions. We have a 60% interest in the two projects, which results in our share of the proceeds being US$24 million and 2.4 million shares of Alamos.

COSTS AND EXPENSES

Administration and general expenses were $57 million in the third quarter compared with $15 million last year. The increase was due mainly to higher non-cash stock-based compensation that is linked to our share price, which increased significantly in the third quarter compared with a significant decline in 2008.

Our interest expense increased significantly to $172 million in the quarter compared with $17 million a year ago. This increase was a result of the debt incurred to finance the acquisition of the Fording Coal assets in October, 2008. This debt was initially short-term and bore relatively low rates of interest. However, our higher credit spread and the longer maturities of our refinancing have resulted in higher interest rates. Interest expense was lower compared with previous quarters due to lower debt balance from significant principal repayments. Debt and interest charges are denominated in US dollars and fluctuations in the exchange rate also affect interest expense. A strengthening Canadian dollar served to reduce these amounts in the third quarter.

Other income, net of other expenses, was $393 million in the third quarter compared with other income of $26 million last year. Significant items in the third quarter included non-cash foreign exchange translation gains totalling $356 million and $56 million from the settlement of unfulfilled 2008 coal year obligations. The non-cash foreign exchange translation gain on our debt totalled$832 million, of which $376 million was recorded in other income and$456million in other comprehensive income. The portion credited to other comprehensive income relates to that portion of our US dollar debt that is designated as a hedge against our investments in subsidiaries whose functional currency is the US dollar.

Provision for Income and Resource Taxes

Income and resource taxes for the quarter were $180 million, or 21% of pre-tax earnings, which is lower than the Canadian statutory tax rate. This is the result of the significant foreign exchange gains in the quarter, which is subject to the lower capital gains tax rate. This was partially offset by the effect of resource taxes in Canada.

Income tax pools arising out of the Fording transaction shield us from cash income taxes, but not resource taxes, in Canada. We remain subject to cash taxes in foreign jurisdictions.

Non-controlling Interests

Non-controlling interest expense, which represents other parties’ share of earnings of our subsidiaries, was $19 million in the quarter compared with $23 million in the same period last year. The decrease was due to lower earnings from our Quebrada Blanca and Andacollo operations in which third parties hold a 23.5% and 10% interest, respectively.

Equity Earnings

In the third quarter we recorded equity losses of $60 million primarily from our Fort Hills oil sands investment as a result of the deferral of the upgrading portion of the project. Current economic conditions have increased the

22 Teck Resources Limited 2009 Third Quarter News Release

uncertainty around the probability of realizing future benefits from the costs incurred to engineer and design the upgrader and accordingly an asset impairment charge has been recorded. Including amounts recognized in a prior period, the charge for the third quarter fully writes down our 20% equity share of this previously capitalized cost for the upgrader, including all related contract cancellation charges.

Discontinued Operations

Our earnings from discontinued operations relate to our Pogo and Hemlo gold operations and to a price participation provision in the agreement from the sale of our Cajamarquilla zinc refinery in 2004.

Earnings in the third quarter reflect the after-tax gain from the sale of Pogo of $27 million (pre-tax $62 million).

FINANCIAL POSITION AND LIQUIDITY

Since June 30, 2009, our financial position and liquidity have improved significantly. On July 15, 2009 we issued 101.3 million Class B subordinate voting shares to a wholly-owned subsidiary of CIC for proceeds of US$1.5 billion and used the net proceeds to retire the outstanding balance of the bridge loan and reduce the balance of the term loan. CIC indirectly holds approximately 17.5% of our outstanding Class B subordinate voting shares, representing approximately a 17.2% equity interest, and a 6.7% voting interest, in Teck. During the quarter we closed the sale of our Pogo gold mine in Alaska to Sumitomo for proceeds of US$255 million. These two transactions allowed us to repay in full the remaining balance of the US$5.81 billion bridge loan, with the remainder of the proceeds applied to the term loan in inverse order of maturity.

In addition, various provisions of the term loan were amended in October 2009. The most significant amendment allows us to apply the non-scheduled payments against the existing payment schedule on a modified pro-rata basis, rather than against the latest scheduled payments first. Accordingly, should our announced asset sales close as expected, the proceeds will be used to reduce the balance of the term loan and this will reduce the scheduled payments in each of 2010 and 2011 from approximately US$1.1 billion to approximately US$600 million.

As of the date of this report, the term loan balance of US$2.7 billion is comprised of US$53 million due in 2009, US$1.1 billion due in 2010, US$1.1 billion in 2011 and US$505 million in 2012.

During the third quarter, our debt to debt plus equity ratio was reduced from 49% at June 30, to 38% at September 30, as a result of payments made with the proceeds from the CIC private placement, the sale of Pogo and cash flow from operations. Our net debt ratio at September 30, 2009 was 34%.

Cash flow from operations, before changes in non-cash working capital items, was $584 million in the third quarter compared with $591 million in the same period last year. Increased cash flow from our coal operations, before depreciation, was offset by higher interest charges.There was a reduction in non-cash working capital items of $136 million in the third quarter compared with $267 million in the same period last year primarily as a result of a reduction in working capital requirements arising from a decrease in metal prices.

Expenditures on property, plant and equipment were $126 million in the third quarter and included $58 million on sustaining capital and $68 million on development projects. The largest components of sustaining expenditures were at Teck Coal and Red Dog. Development expenditures included $5 million for preparatory stripping and capital equipment for Highland Valley Copper’s mine life extension project, $56 million on the development of the hypogene deposit at Andacollo and $7 million on oil sands properties. Investments in the third quarter totalled $52 million and included $30 million of funding for our share of the Fort Hills oil sands project.

Our total debt balance was $8.5 billion at September 30, 2009. Since we acquired the Fording assets in October, 2008, our total debt has been reduced by $5.0 billion, of which $3.7 billion was repaid and approximately $1.3 billion was from the translation to the Canadian dollar equivalent as a result of the stronger Canadian dollar. We also have committed bank credit facilities aggregating $1.2 billion, the majority of which mature in 2012 and beyond. Our current unused credit lines under these facilities after drawn letters of credit amount to $1.0 billion. In

23 Teck Resources Limited 2009 Third Quarter News Release

the third quarter our senior debt was upgraded to Ba2, with a positive outlook, by Moody’s Investor Services. Standard & Poor’s, which rates our senior debt at BB+, revised its outlook on Teck to “stable” from “negative.” Dominion Bond Rating Service, which rates Teck at BB (high), also revised its ratings trend from “negative” to “stable.”

COMPREHENSIVE INCOME

We recorded comprehensive income of $639 million in the third quarter, consisting of $609 million of regular net earnings and $30 million of other comprehensive income. The most significant components of other comprehensive income in the quarter were currency translation adjustments on self-sustaining foreign subsidiaries, unrealized gains on the US dollar forward sales contracts and unrealized gains on marketable securities. Currency translation gains and losses are held in accumulated other comprehensive income, net of taxes, until they are realized, at which time they are included in net earnings. Unrealized gains and losses on the US dollar forward sales contracts, which are designated as cash flow hedges, are recorded in other comprehensive income until settlement. Marketable securities consist primarily of investments in publicly traded companies with whom we partner in exploration or development projects.

OUTLOOK

The information below is in addition to the disclosure concerning specific operations included above in the Operations and Corporate Development sections of this document.

General Economic Conditions

The markets in which we sell our products have seen significant improvements. Base metal prices have increased significantly and we have seen improvement in customer demand.  Steel industry utilization rates have continued to improve resulting in an increased demand for coal, particularly in Asia, and spot prices for metallurgical coal have been higher than annual contract prices. While general economic conditions continue to improve and stability appears to be returning to financial and commodity markets, significant uncertainty concerning the short and medium term global economic outlook persists. We continue to closely monitor these developments and their effect on our business.

Capital Expenditures

Our capital expenditures for the remainder of 2009, excluding the Fort Hills project, are expected to be approximately $185 million, including $80 million of sustaining capital expenditures and $105 million on development projects. Our development expenditures estimate of $105 million includes $15 million for Andacollo’s hypogene project and $80 million for Highland Valley’s mine expansion. We also expect to spend approximately $10 million on our share of costs for the Fort Hills oil sands project in the remainder of 2009.

We continue to review our discretionary capital spending in light of current market conditions, our debt reduction targets and restrictions on capital spending arising from the amendments to our term loan.

Foreign Exchange, Debt Revaluation and Interest Expense

The sales of our products are denominated in US dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our US dollar denominated debt is subject to revaluation based on changes in the Canadian/US dollar exchange rate. We have designated approximately US$5 billion of our US dollar denominated debt as a hedge against our US dollar denominated foreign operations. As a result, any foreign exchange gains or losses arising on that amount of our debt will be recorded in other comprehensive income with the remainder being charged to net

24 Teck Resources Limited 2009 Third Quarter News Release

earnings. The earnings impact of these revaluations will be reduced in future quarters as a result of our debt repayments, although exchange rate fluctuations will continue to affect our debt to equity ratio and our interest expense.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) CHANGEOVER PLAN

Effective January 1, 2011 Canadian publicly listed entities will be required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”), instead of current Canadian GAAP. This mandate is first applicable to interim reporting periods in 2011 and includes the requirement to present comparative financial information for the 2010 year also based on IFRS. Accordingly, although we will first report our result under IFRS in 2011, the underlying conversion will be based on an effective transition date of January 1, 2010.

In 2008, we established an IFRS conversion team to lead the significant undertaking of transition from Canadian GAAP to IFRS. We have prepared a detailed IFRS conversion plan, which will continue to evolve to accommodate the expected development of IFRS accounting standards past 2011.

We have identified four phases to our conversion: scoping and planning, detailed assessment, implementation and post implementation. The scoping and planning phase involves establishing a project team and organizational structure, including oversight of the process; this includes a project charter, project management plan, stakeholder analysis and communication strategy. This phase also entails an initial assessment of the key areas where IFRS transition may have a significant impact and present significant challenges. The scoping and planning phase has been completed. The second phase, detailed assessment, involves in-depth technical analysis that will result in understanding potential impacts, decisions on accounting policy choices and the drafting of accounting policies. In addition, this will result in identifying resource and training requirements, processes for preparing financial statements, establishing IT system requirements and preparing detailed transition plans. This phase is substantially complete and we expect to complete the remaining technical analysis by the end of the fourth quarter of 2009. During the implementation phase, we will identify and carry out the implementation requirements to effect management’s accounting choices, develop sample financial statements, implement business and internal control requirements, calculate the opening balance sheet at January 1, 2010 and other transitional reconciliations and disclosure requirements. We have initiated the implementation phase of the conversion and will continue the process through 2010. The last phase of post implementation will involve continuous monitoring of changes in IFRS throughout the implementation process (through to 2011) and later as the Roadmap for US consideration for adopting IFRS is established.

We are developing and maintaining our IFRS competencies by addressing training requirements at various levels of the organization. These sessions are ongoing and are provided by external advisors. We will continually assess training and resource requirements as the project progresses.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, the most significant of which are marketable securities, foreign exchange forward sales contracts, fixed price forward metal sales contracts, prepayment rights on senior debt notes, settlements receivable and payable and price participation payments on the sale of the Cajamarquilla zinc refinery. The financial instruments and derivatives are all recorded at fair values on our balance sheet with gains and losses in each period included in other comprehensive income, net earnings from continuing operations and net earnings from discontinued operations as appropriate. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

25 Teck Resources Limited 2009 Third Quarter News Release

The after-tax effect of financial instruments on our net earnings for the following periods is set out in the table below:

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Price adjustments
On prior quarter sales	$17	$(33)	$52	$15
On current quarter sales	50	(93)	94	(74)
	67	(126)	146	(59)

Derivatives gains (losses)	16	15	(40)	35

	83	(111)	106	(24)
Amounts included in discontinued operations
Derivatives losses	(3)	(1)	(9)	(11)
Cajamarquilla sale price participation	2	(8)	6	(13)

	(1)	(9)	(3)	(24)

Total	$82	(120)	$103	$(48)

QUARTERLY EARNINGS AND CASH FLOW

(in millions, except for share data)	2009				2008			2007
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenues	$ 2,131	$ 1,707	$ 1,669	$ 1,600	$ 1,740	$ 1,805	$ 1,510	$ 1,478

Operating profit	694	636	627	190	679	869	605	452

Net earnings (loss)	609	570	241	(607)	424	497	345	280

Earnings (loss) per share	$ 1.07	$ 1.17	$ 0.50	$ (1.28)	$ 0.95	$ 1.12	$ 0.78	$ 0.64

Cash flow from operations	772	386	1,128	589	858	507	155	594

OUTSTANDING SHARE DATA

As at October 27, 2009 there were 579,387,940 Class B subordinate voting shares and 9,353,470 Class A common shares outstanding. In addition, there were 5,938,666 director and employee stock options outstanding with exercise prices ranging between $4.15 and $49.17 per share. More information on these instruments and the terms of their conversion is set out in Note 21 of our 2008 year end financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

26 Teck Resources Limited 2009 Third Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward looking statements. These forward-looking statements, principally under the heading “Outlook,” but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, our future earnings and cash flow , our plans to reduce our outstanding indebtedness and the expected impact of steps that we have taken to reduce spending, potential sources of funds to repay indebtedness, our planned sales of assets, proposed discussions with our lenders, the future availability of unused credit lines, the possibility that we will breach our debt covenants, our diversification strategy and our plans for our oil sands investments, forecast recoveries and the resolution of geotechnical issues at Highland Valley Copper, expected progress and costs of our Andacollo concentrate project, the financial and accounting consequences of our acquisition of the assets of Fording Canadian Coal Trust, the sensitivity of our earnings to changes in commodity prices and exchange rates, the potential impact of transportation and other potential production disruptions, the impact of currency exchange rates, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital expenditures and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the settlement of coal contracts with customers, the outcome of mine permitting currently underway, our assessment of the quantum of potential natural resource damages in connection with the Upper Columbia River Basin and the outcome of legal proceedings involving the company. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets and the future financial performance of the company. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, the outcome of our ongoing discussions with lenders (including potential additional costs or covenants associated with the refinancing of our existing indebtedness and the risk that we may not be able to reach an appropriate accommodation with lenders), the results of our ongoing efforts to sell assets, further changes in our credit ratings, and changes or further deterioration in general economic conditions or continuation of current severe disruptions in credit and financial markets.

Statements concerning future production costs or volumes, and the sensitivity of the company’s earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

27 Teck Resources Limited 2009 Third Quarter News Release

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2008, filed on SEDAR and on EDGAR under cover of Form 40F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q3/2009 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Thursday, October 29, 2009. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast is also available at www.earnings.com. The webcast will be archived at www.teck.com.

28 Teck Resources Limited 2009 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Earnings
(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
(Cdn$ in millions, except for share data)	2009	2008	2009	2008
Revenues	$ 2,131	$ 1,740	$ 5,507	$ 5,055
Operating expenses	(1,162)	(942)	(2,880)	(2,591)
	969	798	2,627	2,464

Depreciation and amortization	(275)	(119)	(670)	(311)
Operating profit	694	679	1,957	2,153

Other expenses
General and administration	(57)	(15)	(137)	(86)
Interest and financing(Note10)	(172)	(17)	(481)	(54)
Exploration	(12)	(44)	(31)	(89)
Research and development	(4)	(6)	(14)	(22)
Asset impairment	-	-	-	(12)
Other income (expense) (Note11)	393	26	657	73
Earnings before the undernoted items	842	623	1,951	1,963

Provision for income and resource taxes	(180)	(231)	(496)	(732)

Non-controlling interests	(19)	(23)	(43)	(82)

Equity earnings (loss)	(60)	58	(78)	122
Net earnings from continuing operations	583	427	1,334	1,271
Net earnings (loss) from discontinued operations (Note (3(b))	26	(3)	86	(5)
Net earnings	$ 609	$ 424	$ 1,420	$ 1,266
Earnings per share
Basic	$ 1.07	$ 0.95	$ 2.75	$ 2.85
Basic from continuing operations	$ 1.02	$ 0.95	$ 2.59	$ 2.86

Diluted	$ 1.06	$ 0.95	$ 2.75	$ 2.84
Diluted from continuing operations	$ 1.02	$ 0.95	$ 2.58	$ 2.85

Weighted average shares outstanding (millions)	572.0	447.7	515.6	444.5
Shares outstanding at end of period (millions)	588.7	450.0	588.7	450.0

The accompanying notes are an integral part of these financial statements.

29 Teck Resources Limited 2009 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Earnings
(Unaudited)

	Three months ended September 30		Nine months ended September 30
(Cdn$ in millions)	2009	2008	2009	2008
Operating activities
Net earnings from continuing operations	$583	$427	$1,334	$1,271
Items not affecting cash
Depreciation and amortization	275	119	670	311
Provision for future income and resource taxes	25	85	114	200
Equity (earnings) loss	60	(58)	78	(122)
Non-controlling interests	19	23	43	82
Asset impairment	-	-	-	12
Gain on sale of investments and assets	(2)	(6)	(224)	(11)
Unrealized foreign exchange (gains) losses	(356)	(9)	(601)	(8)
Amortization and write-off of debt financing fees	46	-	228	-
Other	(66)	10	(41)	23
Distributions received from equity accounted investments	-	-	-	65
	584	591	1,601	1,823
Net change in non-cash working capital items	188	267	685	(303)
	772	858	2,286	1,520
Investing activities
Property, plant and equipment	(126)	(375)	(376)	(719)
Investment in oil sands and other assets	(52)	(145)	(356)	(463)
Increase in restricted cash	(165)	-	(165)	-
Proceeds from the sale of investments and assets	3	13	230	19
	(340)	(507)	(667)	(1,163)
Financing activities
Issuance of debt	-	1	4,462	3
Repayment of debt	(1,964)	(66)	(7,758)	(98)
Repayment of capital leases	(16)	(3)	(31)	(5)
Issuance of Class B subordinate voting shares	1,660	-	1,662	5
Dividends paid	-	(221)	-	(442)
Distributions to non-controlling interests	(4)	(31)	(25)	(99)
	(324)	(320)	(1,690)	(636)
Effect of exchange rate changes on cash and
cash equivalents held in US dollars	(46)	40	(59)	71
Increase (decrease) in cash and cash equivalents from continuing operations operations	62	71	(130)	(208)

Cash received from discontinued operations (Note 3(b))	270	14	362	47
Increase (decrease) in cash and cash equivalents	332	85	232	(161)

Cash and cash equivalents at beginning of period	750	1,162	850	1,408
Cash and cash equivalents at end of period	$1,082	$1,247	$1,082	$1,247
Supplemental cash flow information (Note 13)

The accompanying notes are an integral part of these financial statements

30 Teck Resources Limited 2009 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Earnings
(Unaudited)

	September 30,	December 31,
(Cdn$ in millions)	2009	2008

ASSETS

Current assets
Cash and cash equivalents	$1,082	$850
Restricted cash	165	-
Income taxes receivable	59	1,130
Accounts receivable and other assets	889	780
Inventories	1,411	1,339

	3,606	4,099

Investments (Note 4)	1,256	948

Property, plant and equipment	22,656	23,909

Other assets (Note 5)	722	853

Goodwill	1,671	1,724
	$29,911	$31,533

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$1,320	$1,506
Short-term debt (Note 6)	-	6,436
Current portion of long-term debt (Note 6)	862	1,336

	2,182	9,278

Long-term debt (Note 6)	7,631	5,102

Other liabilities (Note 7)	1,132	1,184

Future income and resource taxes	4,845	4,965

Non-controlling interests	81	104

Shareholders' equity (Note 8)	14,040	10,900
	$29,911	$31,533

The accompanying notes are an integral part of these financial statements

31 Teck Resources Limited 2009 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Earnings
(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
(Cdn$ in millions)	2009	2008	2009	2008

Share capital
Class A common shares	$ 7	$ 7	$ 7	$ 7
Class B subordinate voting shares	6,735	3,568	6,735	3,568
	6,742	3,575	6,742	3,575

Contributed surplus	85	79	85	79

Accumulated comprehensive income
Retained earnings at beginning of period	6,287	5,659	5,476	5,038
Net earnings	609	424	1,420	1,266
Dividends declared	-	-	-	(221)

Retained earnings at end of period	6,896	6,083	6,896	6,083

Accumulated other comprehensive income (loss) (Note 9)	317	(655)	317	(655)
	7,213	5,428	7,213	5,428

	$ 14,040	$ 9,082	$ 14,040	$ 9,082

The accompanying notes are an integral part of these financial statements.

32 Teck Resources Limited 2009 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Earnings
(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
(Cdn$ in millions)	2009	2008	2009	2008

Net earnings	$ 609	$ 424	$ 1,420	$ 1,266

Other comprehensive income (loss) in the period
Currency translation adjustments:
Exchange gains (losses) on debt designated as
hedge of self-sustaining foreign subsidiaries	402	(52)	634	(90)
Unrealized gains (losses) on translation of
self-sustaining foreign subsidiaries	(461)	232	(737)	374
Losses reclassified to net earnings on realization	26	-	26	-

	(33)	180	(77)	284
Available-for-sale instruments:
Unrealized gains (losses) (net of taxes of (3), 40, (10) and 6)	21	(229)	81	(254)
Gains reclassified to net earnings on realization (net of taxes of -, 1, 2 and 1)	(1)	(5)	(10)	(5)

	20	(234)	71	(259)
Derivatives designated as cash flow hedges:
Unrealized gains (losses) (net of taxes of (22), 10, (10) and 10)	45	(22)	13	(22)
Losses (gains) reclassified to net earnings on realization (net of taxes of 3, 4, (26) and 7)	(2)	8	47	13
	43	(14)	60	(9)

Total other comprehensive income (loss)	30	(68)	54	16

Comprehensive income	$ 639	$ 356	$ 1,474	$ 1,282

The accompanying notes are an integral part of these financial statements.

33 Teck Resources Limited 2009 Third Quarter News Release

1.	BASIS OF PRESENTATION

Our interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) using standards for interim financial statements and do not contain all of the information required for annual financial statements. Our statements follow the same accounting policies and methods of application as our most recent annual financial statements, except as described in Note 2. Accordingly, they should be read in conjunction with our most recent annual financial statements. All dollar amounts are disclosed in Canadian currency unless otherwise noted.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

2.	ADOPTION OF NEW ACCOUNTING STANDARDS

Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, “Goodwill and Intangible Assets,” which replaces Section 3062, “Goodwill and Other Intangible Assets.” This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27, “Revenues and Expenditures in the Pre-operating Period,” (“EIC-27”) was withdrawn.

The standard is effective for our fiscal year beginning January 1, 2009. Adoption of this standard did not have any material effect on our financial statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.

This standard is effective for our fiscal year beginning January 1, 2009. Adoption of this EIC did not have a significant effect on the company’s financial statements.

Mining Exploration Costs

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs.” The EIC provides guidance on the accounting and the impairment review of exploration costs. This standard is effective for our fiscal year beginning January 1, 2009. The application of this EIC did not have an effect on the company’s financial statements.

3.	DISPOSITIONS AND DISCONTINUED OPERATIONS

a)	Completed Dispositions

i.	Lobo-Marte

In January 2009, we sold our 60% interest in the Lobo-Marte gold project in Chile to Kinross Gold Corporation (“Kinross”) for US$40 million in cash and approximately 5.6 million Kinross common shares valued at US$97 million at the date of the sale. We also received a 1.75% net smelter return royalty, in respect of 60% of the gold produced from Lobo-Marte payable when gold prices on the London Metal

34 Teck Resources Limited 2009 Third Quarter News Release

Teck Resources Limited

Notes to Consolidated Financial Statements

(Unaudited)

Exchange exceed US$760 per ounce, and capped at US$40 million. A pre-tax gain of C$171 million was realized on the transaction and sale of the Kinross shares.

ii.	Hemlo mines

In April 2009, we completed the sale of our interest in the Williams and David Bell (“Hemlo”) mines for US$65 million to an affiliate of Barrick Gold Corporation. A pre-tax gain of C$45 million was recognized on the sale. As a result of the sale, the Hemlo operations have been classified as discontinued operations and comparative periods have been restated on this basis.

iii.	Pogo mine

On July 7, 2009, we completed the sale of our 40% interest in the Pogo mine for US$255 million, and we recorded a pre-tax gain of C$62 million in the third quarter of 2009. As a result, the Pogo operation has been classified as a discontinued operation in these financial statements and comparative periods have been restated on this basis.

b)	Subsequent and Pending Transactions

i.	Andacollo gold stream

On April 6, 2009, Compañia Minera Carmen de Andacollo (“Andacollo”) announced the sale of an interest in the future gold production from the Andacollo mine to Royal Gold, Inc. (“Royal Gold”). Based on Royal Gold’s recent common stock offering, proceeds to Andacollo are expected to be approximately US$218 million and 1.2 million common shares of Royal Gold.

Royal Gold will be entitled to payment based on 75% of the payable gold produced until total cumulative production reaches 910,000 ounces of gold, and 50% thereafter. Closing is subject to customary conditions and is not expected to occur until certain permitting issues are resolved at the Andacollo mine. Andacollo and Royal Gold have agreed to extend the outside date for the closing of that transaction to January 29, 2010.

The proceeds will be accounted for as deferred revenue and amortized to revenue based on the gold sold over the life of the Andacollo concentrate project. Accordingly, no gain or loss will be recorded for this transaction.

3.	DISPOSITIONS AND DISCONTINUED OPERATIONS, continued

ii.	Interest in Waneta Dam

In September 2009, we entered into an agreement regarding the sale of a one-third interest in the Waneta Dam to BC Hydro for $825 million, reflecting the terms of a non-binding memorandum of understanding enter into on June, 2009. This transaction is subject to certain third-party consents and regulatory approvals and is expected to close in the first quarter of 2010.

iii.	Morelos

In August 2009, we entered into an agreement with Gleichen Resources Ltd. to sell our 78.8% indirect interest in the Morelos gold project for US$150 million in cash plus 4.9% of Gleichen’s issued and outstanding common shares at the time of closing. Completion is subject to a financing condition in favour of Gleichen and to other customary terms and conditions. We expect the transaction to close in the fourth quarter of 2009.

35	Teck Resources Limited 2009 Third Quarter News Release

Teck Resources Limited

Notes to Consolidated Financial Statements

(Unaudited)

iv.	Agi Dagi and Kirazli gold projects

In September, we entered into a memorandum of understanding with our partner, Fronteer Development Group Inc., to sell the Agi Dagi and Kirazli gold projects in Turkey to Alamos Gold Incorporated. Alamos will pay US$40 million and issue four million shares in connection with the transaction. Closing is subject to execution of definitive agreements and customary conditions. We have a 60% interest in the two projects.

Selected financial information of discontinued operations, including Hemlo, Pogo and Cajamarquilla (Note 14(d)), in these consolidated financial statements include:

	Three months ended		Nine months ended
	September 30		September 30
(Cdn millions)	2009	2008	2009	2008

Earnings (loss) from discontinued operations
Revenue	$ -	$ 60	$ 140	$ 186
Cost of sales	-	(52)	(94)	(159)
Other income (expense)	60	(11)	99	(31)
Provision for income and resource taxes	(34)	-	(59)	(1)

Net earnings (loss)	26	(3)	86	(5)

Cash flows of discontinued operations
Operating activities	(7)	16	37	54
Investing activities	277	(2)	325	(7)
Financing activities	-	-	-	-

	$ 270	$ 14	$ 362	$ 47

4.	INVESTMENTS

	September 30,	December 31,
(Cdn$ in millions)	2009	2008

Available-for-sale investments:
Marketable securities	$ 192	$ 104

Investments accounted for under the equity method:
Fort Hills Energy Limited Partnership (20% interest)	757	545
Galore Creek Partnership (50% interest)	307	299
	1,064	844

	$ 1,256	$ 948

In the third quarter we recorded an equity loss of $58 million from our Fort Hills oil sands investment as a result of the deferral of the upgrading portion of the project. Current economic conditions have increased the uncertainty around the probability of realizing future benefits from the costs incurred to engineer and design the upgrader and accordingly an asset impairment charge has been recorded. Including amounts recognized in a prior period, the charge for the third quarter fully writes down our 20% equity share of the previously capitalized cost for the upgrader, including all related contract cancellation charges.

36	Teck Resources Limited 2009 Third Quarter News Release

Teck Resources Limited

Notes to Consolidated Financial Statements

(Unaudited)

5.	OTHER ASSETS

	September 30,	December 31,
(Cdn$ in millions)	2009	2008

Pension assets	$ 245	$ 241
Future income and resource tax assets	141	357
Derivative assets, net of current portion of $33 million (2008 - $174 million)	69	21
Long-term deposits	41	25
Long-term receivables	131	120
Other	95	89

	$ 722	$ 853

6.	DEBT
	September 30,	December 31,
(Cdn$ in millions)	2009	2008
Bridge facility (a)	$ -	$ 6,436
Term facility (a)	2,832	4,794
9.75% notes due May 2014 (US$1,315 million) (b)	1,300	-
10.25% notes due May 2016 (US$1,060 million) (b)	1,043	-
10.75% notes due May 2019 (US$1,850 million) (b)	1,833	-
6.125% notes due October 2035 (US$700 million)	732	835
5.375% notes due October 2015 (US$300 million)	319	363
7.0% debentures due September 2012 (US$200 million)	213	242
Antamina senior revolving credit facility due August 2012	99	113
Other	122	91
	8,493	12,874
Less short term debt and current portion of long-term debt	(862)	(7,772)
Total	$ 7,631	$ 5,102

a)	Bridge and Term Loan Facilities

In April the terms of our Bridge and Term Loan Facilities were amended. These amendments deferred US$4.4 billion of payments previously scheduled in 2009 and extended the maturity date of US$3.5 billion of the Bridge Facility from October 2009 to October 2011. We also rescheduled $3.3 billion of amortization payments under the Term Facility. Lenders agreed to amend the terms of approximately 84% of the Term Facility with the terms of the remaining 16% unchanged.

In July 2009, the Bridge Facility was retired and the Term Facility was reduced to US$2.7 billion with proceeds from assets sales and the issuance of Class B subordinate voting shares (Note 8).

The amended Term Facility bears interest at LIBOR plus 3.5% through 2011 and LIBOR plus 5% thereafter.

Our obligations under the Term Facility are guaranteed by Teck Metals Ltd., Teck Coal Partnership, and all other subsidiaries of Teck, subject to certain exceptions, and are secured by a first priority security interest in all of the material properties of Teck and each guarantor, with provision for the release of the security interest in connection with permitted asset sales. The security will fall away upon full repayment of the Bridge Facility and

37	Teck Resources Limited 2009 Third Quarter News Release

Teck Resources Limited

Notes to Consolidated Financial Statements

(Unaudited)

upon receiving investment grade credit ratings with stable outlooks from both Moody’s and S&P. Our outstanding notes are secured pari passu.

Certain proceeds from asset sales, capital market transactions and/or operating cash flow subject to a minimum cash balance of C$500 million, deductions for certain environmental and reclamation obligations and funds placed in escrow, if any, to meet the next scheduled Term Facility amortization payment must be applied to the Term Facility balance in reverse order of maturity. The Term Facility is also subject to prepayment requirements in respect of proceeds from asset sales, new debt or equity and cash sweep provisions.

In October 2009 certain terms of the Term Facility were amended. In particular, mandatory prepayments made will now be applied to the scheduled Term Facility payments on a modified pro-rata basis. As a result, the estimated mandatory prepayment of C$148 million due in November will reduce the scheduled debt payments by C$74 million in each of 2010 and 2011.

The amended Term Facility contains covenants including restrictions on new indebtedness, new liens, acquisitions and dispositions, capital expenditures and distributions. Financial covenants include a minimum interest coverage covenant and a maximum leverage covenant. Both of these covenants are calculated at the end of each calendar quarter based on EBITDA and interest expense for the previous twelve months.

b)	Debt Issued

On May 15, 2009 we issued US$4.225 billion in aggregate principal amount of senior secured notes, consisting of US$1.315 billion aggregate principal amount of 5-year notes, US$1.06 billion aggregate principal amount of 7-year notes and US$1.85 billion aggregate principal amount of 10-year notes. The 5-year notes bear interest at the rate of 9.75% per annum, were issued at 95.27% of face value and will be non-callable. The 7-year notes bear interest at the rate of 10.25% per annum, were issued at 94.654% of face value and are callable on or after May 15, 2013. The 10-year notes bear interest at the rate of 10.75% per annum, were issued at 94.893% of face value and are callable on or after May 15, 2014. Net proceeds from the issue were US$3.875 billion. Debt covenants restrict our ability to incur additional indebtedness, pay dividends, and dispose of certain assets. Upon full repayment of the Term Loan Facility and the receipt of investment grade credit ratings from both Moody’s and Standard & Poor’s, these covenants and security arrangements will be suspended.

7.	OTHER LIABILITIES

	September 30,	December 31,
(Cdn$ in millions)	2009	2008

Asset retirement obligations	$ 624	$ 653
Other environmental and post-closure costs	87	108
Pension and other employee future benefits	318	305
Long-term contract obligations	57	76
Derivative liabilities (net of current portion of $19 million (2008 - $252 million))	19	-
Other	27	42

	$ 1,132	$ 1,184

38	Teck Resources Limited 2009 Third Quarter News Release

Teck Resources Limited

Notes to Consolidated Financial Statements

(Unaudited)

8.	SHAREHOLDERS’ EQUITY

Private Placement of Class B Subordinate Voting Shares

In July, 2009, we issued approximately 101.3 million Class B subordinate voting shares (“Class B shares”) through a private placement. The net proceeds of US$1.488 billion were used to retire the remaining balance of the Bridge Facility and to reduce the balance of the Term Facility (Note 6). If we issue additional Class B shares prior to July 15, 2010 at a price less than C$17.21 per share (or securities convertible into Class B shares with a conversion price less than C$17.21), the investor would be entitled to a partial make-whole payment, capped at approximately 8.4 per cent of the aggregate subscription price, payable at our option in cash or, subject to regulatory approval, in Class B shares.

Stock-based Compensation

During the first three quarters of 2009, we granted 2,350,000 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $4.19, a term of 10 years and vest in equal amounts over 3 years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $2.32 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 4.25 years, a risk-free interest rate of 2.09%, a dividend yield of 2.0% and an expected volatility of 74%.

During the first three quarters of 2009, we issued 2,776,071 deferred and restricted share units to employees and directors. Deferred and restricted share units issued vest immediately for directors and vest in 3 years for employees. The total number of deferred and restricted share units outstanding at September 30, 2009 was 3,830,460.

Stock-based compensation expense of $61 million (2008 - $16 million) was recorded for the nine months ended September 30, 2009 in respect of all outstanding share options and units.

9.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Three months ended September 30		Nine months ended September 30
(Cdn$ in millions)	2009	2008	2009	2008

Accumulated other comprehensive income (loss) at beginning of period	$ 287	$ (587)	$ 263	$ (671)
Other comprehensive income (loss) for the period	30	(68)	54	16

Accumulated other comprehensive income (loss) at end of period	$ 317	$ (655)	$ 317	$ (655)

39	Teck Resources Limited 2009 Third Quarter News Release

Teck Resources Limited

Notes to Consolidated Financial Statements

(Unaudited)

9.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), continued

The components of accumulated other comprehensive income are:

	September 30,	December 31,
(Cdn$ in millions)	2009	2008

Currency translation adjustment	$ 231	$ 308
Unrealized gains (losses) on investments (net of tax of $(9) and $(1))	65	(6)
Unrealized gains (losses) on cash flow hedges (net of tax of $(8) and $28)	21	(39)

	$ 317	$ 263

10.	INTEREST AND FINANCING COSTS

	Three months ended September 30		Nine months ended September 30
(Cdn$ in millions)	2009	2008	2009	2008
Interest expense	$ 175	$ 23	$ 446	$ 67
Amortization of discount and financing fees	8	-	66	-
Less amounts capitalized	(11)	(6)	(31)	(13)

	$ 172	$ 17	$ 481	$ 54

11.	OTHER INCOME (EXPENSE)

	Three months ended September 30		Nine months ended September 30
(Cdn$ in millions)	2009	2008	2009	2008

Gain on sale of investments and assets	$ 2	$ 6	$ 224	$ 11
Foreign exchange gains	356	9	601	8
Interest income	1	6	7	26
Debt financing fees	(38)	-	(162)	-
Derivative gains (loss)	22	23	(56)	54
Reclamation for closed properties	(3)	(1)	(6)	(5)
Restructuring	(1)	-	(28)	-
Settlement of coal contracts	56	-	56	-
Other	(2)	(17)	21	(21)

	$ 393	$ 26	$ 657	$ 73

40	Teck Resources Limited 2009 Third Quarter News Release

Teck Resources Limited

Notes to Consolidated Financial Statements

(Unaudited)

12.	EMPLOYEE FUTURE BENEFITS EXPENSE

	Three months ended September 30		Nine months ended September 30
(Cdn$ in millions)	2009	2008	2009	2008

Pension plans	$ 20	$ 11	$ 55	$ 31
Post-retirement benefit plans	7	6	20	20

	$ 27	$ 17	$ 75	$ 51

13.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended September 30		Nine months ended September 30
(Cdn$ in millions)	2009	2008	2009	2008

Income and resource taxes paid (received), net	$ 129	$ 137	$ (697)	$ 649

Interest paid	$ 54	$ 13	$ 290	$ 60

14.	ACCOUNTING FOR FINANCIAL INSTRUMENTS

Our derivative positions at September 30, 2009 are as follows:

a)	Forward sales and purchase contracts

	2009	2010	2011	Total	Fair Value gain (loss)
					(Cdn$ in millions)
Zinc (millions of lbs)
Fixed forward sales contracts	24	57	57	138
Average price (US$/lb)	0.77	0.67	0.63	0.67	$ (34)

Zinc (millions of lbs) (i)
Fixed forward purchase contracts	4	41	41	86
Average price (US$/lb)	0.75	0.86	0.86	0.85	4

Gold (thousands of ozs)
Forward sales contracts	11	-	-	11
Average price (US$/oz)	350	-	-	350	(8)

US dollars (millions of $)
Forward sales contracts	276	272	-	548
Average rate (US$/C$)	1.13	1.13	-	1.13	33
					$ (5)

41	Teck Resources Limited 2009 Third Quarter News Release

Teck Resources Limited

Notes to Consolidated Financial Statements

(Unaudited)

i.

From time-to-time, certain customers purchase refined metal products at fixed forward prices from our smelter and refinery operations. The forward purchase commitments for these metal products are matched to these fixed price sales commitments to customers.

b)	Interest Rate Swap

We have an interest rate swap on a portion of our long-term debt whereby we have swapped a 7% interest rate on US$100 million to LIBOR plus 2.14%. The interest rate swap matures in September 2012 and has a fair value gain of $9 million as at September 30, 2009.

c)	Pricing Adjustments

Sales of metals in concentrates are recognized in revenue on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs on shipment. However, the final pricing for the product sold is not determined at that time as it is contractually linked to market prices at a subsequent date. These arrangements have the characteristics of a derivative instrument as the value of our receivable will vary as prices for the underlying commodities vary in the metal markets. The net income impact of gains and losses on these financial instruments is mitigated by smelter price participation, royalty interests, taxes and non-controlling interests.

14.	ACCOUNTING FOR FINANCIAL INSTRUMENTS, continued

d)	Cajamarquilla

As a result of the sale of our Cajamarquilla zinc refinery in 2004, we are entitled to additional consideration linked to the price of zinc. This zinc price participation expires in 2009 and is considered an embedded derivative. This instrument is valued based on discounted cash flows using a zinc forward price curve, US dollar forward price and our credit adjusted, risk-free interest rate. A $7million gain (2008 – $13million loss) is included in our earnings for the nine months ended September 30, 2009 as discontinued operations.

e)	Prepayment Rights On Notes Due 2016 and 2019

Our prepayment rights in our 2016 and 2019 notes (Note 6(b)) are considered embedded derivatives that require separate accounting. These prepayment rights are fair valued at each reporting period based on current market interest rates for similar instruments and our credit spread and we have recorded a gain in other income in the current quarter based on this appreciation in value.

15.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at September 30, 2009, or with respect to future claims, cannot be predicted with certainty. Significant commitments and contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin (Lake Roosevelt)

Teck American continued work to fulfill its obligations under the settlement agreement reached with the United States and the EPA in June 2006 to complete a remedial investigation and feasibility study of the Upper Columbia River (“RI/FS”). Work plans initiated in the third quarter of 2009 which will continue into the fourth quarter, included sampling of beaches, surface water and fish.

42	Teck Resources Limited 2009 Third Quarter News Release

Teck Resources Limited

Notes to Consolidated Financial Statements

(Unaudited)

In addition, discovery and motion proceedings continue in the Lake Roosevelt litigation in the Federal District Court for the Eastern District of Washington. The first phase of the case, dealing with liability under CERCLA for cost recovery and natural resource damages, is scheduled to be tried in October 2010.

16.	SEGMENTED INFORMATION

We have five reportable segments: copper, coal, zinc, energy and corporate based on the primary products we produce or are developing. Results for the gold segment, which include our Hemlo and Pogo operations, have been reclassified to discontinued operations and are no longer included in the table below. Prior year comparatives have been restated to conform to current year presentation. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units.

Other corporate income (expense) includes general and administrative costs, research and development and other income (expense).

Three months ended September 30, 2009
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segmented revenues	$ 642	$ 869	$ 679	$ -	$ -	$ 2,190
Less inter-segment revenues	-	-	(59)	-	-	(59)

Revenues	642	869	620	-	-	$ 2,131

Operating profit	298	236	160	-	-	694
Interest and financing	-	(1)	-	-	(171)	(172)
Exploration	(9)	-	(2)	-	(1)	(12)
Other corporate income (expense)	1	-	(22)	-	353	332

Earnings before taxes, non-
controlling interests, equity earnings and discontinued
operations	290	235	136	-	181	842
4
Capital expenditures	74	27	16	7	2	126

43	Teck Resources Limited 2009 Third Quarter News Release

Teck Resources Limited

Notes to Consolidated Financial Statements

(Unaudited)

16.	SEGMENTED INFORMATION, continued

	Nine months ended September 30, 2009
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segmented revenues	$ 1,497	$ 2,697	$ 1,462	$ -	$ -	$ 5,656
Less inter-segment revenues	-	-	(149)	-	-	(149)

Revenues	1,497	2,697	1,313	-	-	5,507

Operating profit	639	1,059	259	-	-	1,957
Interest and financing	(4)	(2)	-	-	(475)	(481)
Exploration	(24)	-	(4)	-	(3)	(31)
Other corporate income (expense)	(56)	-	(51)	-	613	506

Earnings before taxes, non-
controlling interests, equity earnings and discontinued
operations	555	1,057	204	-	135	1,951

Capital expenditures	238	47	31	56	4	376

Total assets	7,750	17,776	2,830	1,136	419	29,911

	Three months ended September 30, 2008
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segmented revenues	$ 522	$ 600	$ 661	$ -	$ -	$ 1,783
Less inter-segment revenues	-	-	(43)	-	-	(43)

Revenues	522	600	618	-	-	1,740

Operating profit	200	350	129	-	-	679
Interest and financing	(3)	-	-	-	(14)	(17)
Exploration	(22)	-	(6)	-	(16)	(44)
Other corporate income (expense)	21	-	13	-	(29)	5

Earnings (loss) before taxes, non-
controlling interests, equity earnings and discontinued
operations	196	350	136	-	(59)	623

Capital expenditures	274	38	38	9	16	375

44	Teck Resources Limited 2009 Third Quarter News Release

Teck Resources Limited

Notes to Consolidated Financial Statements

(Unaudited)

16.	SEGMENTED INFORMATION, continued

	Nine months ended September 30, 2008
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segmented revenues	$ 2,011	$ 1,365	$ 1,846	$ -	$ -	$ 5,222
Less inter-segment revenues	-	-	(167)	-	-	(167)

Revenues	2,011	1,365	1,679	-	-	5,055

Operating profit	1,096	674	383	-	-	2,153
Interest and financing	(11)	(1)	-	-	(42)	(54)
Exploration	(44)	-	(10)	-	(35)	(89)
Asset impairment	-	-	(12)	-	-	(12)
Other corporate income (expense)	38	-	12	-	(85)	(35)

Earnings (loss) before taxes, non-
controlling interests, equity earnings and discontinued			`
operations	1,079	673	373	-	(162)	1,963

Capital expenditures	475	79	88	43	34	719

Total assets	7,676	1,648	3,119	852	1,881	15,176

17.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter.

45	Teck Resources Limited 2009 Third Quarter News Release